

April 21, 2015

Teresa S. Madden
Chief Financial Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

      Re: **Xcel Energy Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 20, 2015
              File No. 1-03034

Dear Ms. Madden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Revenue Recognition, page 92

1. We note that NSP-Minnesota and SPS participate in RTO's in which they record revenues and charges related to serving retail and wholesale electric customers comprising the native load on a net basis within cost of sales. Alternatively, we note that you recognize revenues and charges for short term wholesale sales of excess energy transacted through RTO's on a gross basis. Please tell us how you determined your presentation and classification of these items were appropriate.

RECs, page 95

2. We note that you record REC's as inventory at cost and that you either purchase them or acquire them in the course of generation. Please address the following comments pertaining to your RECs:

   - Quantify for us the impact of REC's on your consolidated financial statements for each year presented.

   - Clarify for us how you differentiate the sales of REC's reflected in revenues on a gross basis from the sales of REC's for "trading purposes" reflected on a net basis. In other words, explain to us how you distinguish a "trading" REC from a "non-trading" REC.

Note 12. Rate Matters, page 129

3. We note from your Form 8-K filed on March 9, 2015 that the MPUC voted to disallow recovery of costs related to your Monticello LCM/EPU project and that you expect to record a charge of approximately $125 million during the first quarter of 2015. Considering the recovery disallowance recommendations of the DOC and OAG during 2014 along with the February 2015 ALJ recovery disallowance proposal, please tell us in more detail why no charges were recorded during fiscal 2014 related to the Monticello prudence investigation.

Note 13. Commitments and Contingencies, page 139

4. We note from your table on page 152 that you recorded a $128 million cash flow revision adjustment to your gas transmission and distribution asset retirement obligation balance during fiscal 2014. Please tell us and consider disclosing in future filings the reasons for this and other material ARO adjustments.

Note 14. Nuclear Obligations, page 155

5. We note your disclosure on page 156 summarizing the funded status of your nuclear decommissioning obligation and note that the amounts were prepared on a regulatory basis and are not recorded in your financial statements for the ARO. Please tell us the primary differences between the amounts reported in this table for regulatory purposes and the amounts recorded in your financial statements. Also tell us, and revise your disclosure to clarify in future filings, why management believes it is useful to investors to present this table on a regulatory basis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief